UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 (Amendment No. _)

Resource Acquisition Group, Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 76120J103
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 900 Third Avenue, 5th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 11, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76120J103	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oxenuk Equity Fund Corp. 26-3213004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 7,300,000
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 76120J103	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vassili Oxenuk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 7,300,000
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 76120J103	13D	Page 4 of 7 Pages

Item 1.   Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Resource Acquisition Group, Inc., a Nevada corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). The principal executive office and mailing address of the Company is 2770 S. Maryland Pkwy, Ste 314, Las Vegas, Nevada 89109.

Item 2.   Identity and Background.

(a)  This Statement on Schedule 13D is jointly filed by each of the following persons (the "Reporting Persons"):

(i) Oxenuk Equity Fund Corp., a Nevada corporation (“Oxenuk Fund”);

(ii) Mr. Vassili Oxenuk, executive officer, director and shareholder of Oxenuk Fund.

(b)  The business address of the Reporting Persons is 2770 S. Maryland Pkwy, Ste 300, Las Vegas, Nevada 89109.

(c)  Mr. Vassili Oxenuk is an executive officer, director and shareholder of Oxenuk Fund.

(d) & (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Oxenuk Equity Fund Corp. is a Nevada corporation. Mr. Oxenuk is a citizen of the Russian Federation.

Item 3.   Source and Amount of Funds or Other Consideration.

Oxenuk Fund acquired 7,300,000 shares of Common Stock as a result of the share exchange which was consummated on February 11, 2011 by and among the Company, American Retail Group, Inc., a Nevada corporation (“ARG”), and shareholders of ARG, in consideration for the shares of ARG held by Oxenuk Fund. After the share exchange, ARG became a 100% owned subsidiary of the Company.

Item 4.    Purpose of Transaction.

Oxenuk Fund acquired 7,300,000 shares of Common Stock as described in Item 3 herein as a result of share exchange.

None of the Reporting Persons has plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

CUSIP No. 76120J103	13D	Page 5 of 7 Pages

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.    Interest in Securities of the Issuer.

(a),(b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own 7,300,000 shares of Common Stock, which represent approximately 35.1% of 20,801,603 shares of Common Stock outstanding as of February 14, 2011 as reported in the Company’s current report on Form 8-K that was filed on February 14, 2011.

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)  Pursuant to that certain Pledge and Escrow Agreement dated as of June 10, 2010 made by Oxenuk Equity Fund Corp. for the benefit of holders of certain 10% secured convertible notes due 2012, it pledged 6 million shares to an escrow. A corresponding number of pledged shares will be cancelled each time when the registrant raises capital through equity offerings until the aggregate increase in paid-in capital as a result of such offerings reaches $100 million at which time any pledged shares remaining in escrow shall be returned to Oxenuk Equity Fund Corp. Any pledged shares remaining in escrow at April 1, 2015 shall be cancelled.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

1.	Share Exchange Agreement, dated as of February 11, 2011 by and among the Company, ARG and the former stockholders of ARG.*

2.	Joint Filing Agreement dated as of February 18, 2011 by and between Vassili Oxenuk and Oxenuk Fund.

* Incorporated by reference to the exhibits to the Company’s Current Report of Form 8-K, filed with the SEC on February 14, 2011.

CUSIP No. 76120J103	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2011

Oxenuk Equity Fund Corp. By: /s/ Vassili Oxenuk Name: Vassili Oxenuk Title: President /s/ Vassili Oxenuk Vassili Oxenuk

CUSIP No. 76120J103	13D	Page 7 of 7 Pages

JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Resource Acquisition Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 18th day of February 2011.

Oxenuk Equity Fund Corp. By: /s/ Vassili Oxenuk Name: Vassili Oxenuk Title: President /s/ Vassili Oxenuk Vassili Oxenuk